Invest in Viroment

Infrastructure Main Street Technology Community Agriculture

We Build Pre-Leased Clean-Tech Facilities For The World's Top Protein Producers

VIROMENT.COM


VIROMENT
Water. Energy. Possibilities.



Viroment has a unique patented filtration process that eliminates odors from manure while creating two byproducts; a valuable fertilizer loaded with nutrients and reusable water. While adding to the bottom line of the project this simple yet disruptive technology promotes a healthier growing and working environment.

Paul Koenig Chief Executive Officer @ Viroment

Why you may want to invest in us...

1. 😀 High yield 10% APR investor returns fixed for 3 years.
2. Agricultural real estate secured by 15-year cash flowing corporate contracts.
3. Each project creates 42 permanent jobs in the local community!
4. The project plans to produce over $4M of exported lean clean protein per year!

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Paul Koenig

Chief Executive Officer

Awarding of a utility & processing patent by the USA Patent Office. (Beijing, China) Participation in the US Commercial Services Trade Mission with Presidents Trump & Xi witnessing Viroment's execution of an $800,000,000 partnership agreement.



Russell Vering

Vice President

National Pork Producer Council board member representing the pork industry by his participation in foreign trade missions to Asia, Mexico & the United Kingdom.



Chris Reimers

Critical path specialist for Costco's Billion Bird project.

In the news







Downloads

- Viroment Capital Business Plan.pdf
- VIroment Flyer Quad Sheet 2019.pdf
- Executive Summary.pdf
- Glogal Water Intelligence July 2019.pdf

Viroment


VIROMENT
Water. Energy. Possibilities.

WHAT WE DO

We lease agricultural facilities to the world's top pork producers on 15-year contracts. Pork is the #1 source of protein accounting for 38% of the global market with an annual market growth of over 5%.



ADVANTAGE / EDGE

Viroment barns are fitted with a de-watering technology that decreases odors while extracting the solids from manure through a proprietary filtering process creating two valuable resources: a high-value fertilizer and reuse water. Viroment barns are sustainable providing a healthier growing environment.

Each Viroment facility produces enough dry nutrient (manure) fertility to help a farmer grow one square mile of #2 Yellow Corn, much of which is ultimately exported.


Viroment Award-Winning Dewatering & Filtration Technology
Copy link
VIROMENT
Water. Energy. Possibilities.

PROBLEM

- Existing / Old facilities produce unwanted odor (liquefied pit/lagoon manure);
- Environmental impact - Large disposal footprint;
- Existing growing spaces continue to age;
- Domestic and Global demand for pork increases at a rate of 5% per year;
- A difficult barrier to entry for facility owners (financial, scale & relationships).

SOLUTION

- Odors Eliminated with real-time processing (dry / powder nutrient manure);
- Low impact - Sludge footprint reduced by 95% & reused /re-looped water;
- New high-tech facilities;
- Partnered with a top 5 Agricultural Company for Financing, Strong Regional Cooperative support and 30-year relationships with targeted corporate tenants.


250 ml
200
150
100

Viroment innovative patented filtration process

PRINCIPALS

Paul Koenig, CEO



15 检票口
Ticket Check
14 检票口
Ticket Check
STARBUCKS COFFEE
58同城
找工作
招聘

Paul Koenig

Raised on a family "Century Award" farm in central Minnesota USA and later attended the University of Minnesota where he participated in varsity football for the Gophers while majoring in business and science.

After college Paul became involved in real estate starting out volunteering for property owners eventually becoming one of the largest private voucher-based Section 8 HUD housing providers in the upper Midwest. Paul's personal real estate portfolio has included 750+ real estate transactions, new construction builds of 100+ new properties in low-income neighborhoods and 100+ fully remodeled (complete code compliance properties) multi-family properties.

Currently, Paul is the CEO of Viroment, an award-winning cleantech company in the wastewater space. The company's innovative technology reduces wastewater sludge footprints by up to 95% creating clean reuse water and a valuable multi-use bio-cake.



CGTN
Paul Koenig on the US business delegation with President T...
Watch later
Share

(November 2017) Paul was invited to a Beijing China to participate in the historic US Commercial Services Trade Mission event held at the Great Hall of the People in Beijing China. Viroment executed contracts in the amount of $800M with Hangzhou Iron and Steel and $100M with Guanye Guangdong Environmental Protection Company Limited; both of which are Chinese Government State-Owned Companies. The signing event was witnessed by United States Secretary Commerce Wilbur Ross, President Donald Trump and President Xi Jinping (China).

Media Link: [Viroment Secures $800,000,000 Agreement With State-Owned Chinese Iron Giant Hangzhou Iron & Steel]



(Beijing, China - Great Hall of The People) Viroment & Hangzhou Iron & Steel contract signing event

Paul has been a strong and influential advocate on both a professional and personal basis. He is widely known to his clients and friends as an extremely resourceful and innovative problem solver. Paul enjoys coaching youth sports, volunteering on community association boards and solving large-scale problems.

Russ Vering, Partner



Russ Veering

Russ resides about an hour outside of Omaha Nebraska and operates two large feed mills in partnership with a large multi-county Cooperative. The feed mill manufactures feed for swine, cattle, and poultry. The mill's revenues are in excess of $25M/year with growth projections to reach $50M/year. The mill owns a proprietary home-grown recipe or blends of feed for its clients in addition to traditional feedstock it sells. This unique blend netted a $1,000,000 distribution agreement with a regional feed giant for distribution of the product across the region.


pure
NEBRASKA

Russ Vering on Pure Nebraska Television

After college, Russ worked on his family farm and eventually became an owner of several contract wean-to-finish livestock sites in surrounding counties in eastern Nebraska. Russ has been recognized for his participation in The National Pork Board Transportation Quality Assurance Task Force and related work in Washington D.C.


KIRKLAND
Signature

(London, England) USA Pork Producer's Council representative Russ Vering with Costco UK

Russ is also a board member of the Nebraska Pork Producers Association. In his role with the board, Russ has been on several US Trade Missions, played a critical role in both charitable events/donations as well as in an advisory position for government oversight and regulatory compliance. Russ attended the University of Nebraska on a wrestling scholarship is married with two daughters.

Chris Reimers, Partner



Chris Reimers

Chris is originally from nearby West Point, Nebraska. Chris attended the University of Nebraska-Lincoln majoring in Agricultural Engineering. Chris was an operations manager at ADM in Sioux City, Iowa before he settled in with one of the largest regional agricultural facilities builders in the mid-west. In his current role, he manages manure marketing & application, agronomy services, and CAFO environmental compliance.

Recently, Chris played an integral role in the Costco "1 Billion Bird Facility" in Nebraska: Costco's 1,000,000,000 Bird Project. Chris's responsibilities for this first of its kind project addressed compliance, engineering, and groundwork for this blockchain supply of Costco's famed "$4.99 for a Four-Pound Chicken" product.

Chris's current footprint includes manure marketing that spans across their 8,000 barns-built client-base across the Central USA. Chris's top clients control 80% of the regional livestock space.



(Front to back – Paul, Russ & Chris)

MEDIA

Viroment has been featured in Forbes, Fortune Magazine, MSNBC, Reuters, China TV, Global Water Intelligence Magazine, South China Morning Post, Japan Times, Caixin Global (China), Financial Times, Biz Journals, Yahoo Finance, China Daily & Daily Mail (United Kingdom).

NOTABLE EVENTS: Hurricane Harvey (Houston, Texas) Viroment deployed several processing units to assist the City of Houston's Wastewater Treatment plant in responding to the natural disaster. The emergency response has led to a continued partnership and processing at their facilities to this day.

US Commercial Services Trade Mission (Beijing, China) Viroment executed an $800M partnership agreement with government-owned Hangzhou Iron and Steel. The contract signing was witnessed by both US President Trump and China President Xi at the Great Hall of the People in Beijing on November 9th, 2017.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are offering secured debt notes paying 10% APR fixed for three years. We build and own new livestock facilities leased by the world's largest pork producers on 15-yr leases. Our tenants' products can currently be found in Costco, Target, and Walmart.

Where will your company be in 5 years?

In five years we would like to own over 300 barns leased on 15-yr contracts to top global protein suppliers which also have ownership in packing plants distributing their products around the world.

Why did you choose this idea?

Viroment has a unique patented filtration process that eliminates odors from manure while creating two byproducts; a valuable fertilizer loaded with nutrients and reusable water. While adding to the bottom line of the project this simple yet disruptive technology promotes a healthier growing and working environment.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The core technology has been validated in adjacent industries such as soft drinks, winery, starch, and sugar industries. Our patented innovation allows for this proven process to be deployed in applications with thicker waste sludge such as sewage and liquid manure.

How far along are you? What's your biggest obstacle?

Our core company is mature while our newly created Barn Project entity, Viroment Capital LLC is a new company. Permitting is underway. The land is retained. The facility is pre-leased for 15 years by a $500,000,000 in annual revenues tenant. Financing is also pre-committed with a Fortune 500 Agricultural Company.

The biggest obstacle is ensuring the permitting process is not delayed or within the government. At this point we are not aware of any delays to the process, in fact, we are hoping the process may be sped up given the recent slow down in other industries.

Who competes with you? What do you understand that they don't?

We have a few advantages that others do not. We build larger high tech facilities and have personal relationships with top animal growers that lease the facilities. Our plan and relationships allow for the ability to provide customized facilities that are in high demand. Our main competition is existing, smaller facilities that are nearing their end of life usefulness.

Our project sites are centered around packing plants under capacity and have an immediate appetite for growth both now and in the next 24 months. We have identified 30 project sites for Phase One.

How will you make money?

The inclusion of our filtration technology creates a $100,000+ increase to the otherwise very narrow margin-bottom line for each facility. Our facilities cash flow utilizing long term mortgage funds at bank rate. This significant cash flow allows us to include short term investors the ability to be involved at a high yield in order for us to move to the next project more efficiently.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Potential Risk #1
The biggest risk is bio-security. The industry as a whole takes bio-security very seriously. One must shower in and shower out when they visit a facility. It is a rare occasion when a non-essential worker or professional is allowed to enter a facility. This protocol helps isolate and mitigate any such issues. Our tenant is both experienced and able to handle any unlikely instance in this category.

Potential Risk #2
On the financial side, a potential risk we cannot control is the increase in property taxes. we have offset this risk by entering into triple-net leases with our tenants.

What has to go right to succeed
Implementation and follow-through. We have a solid team with the strength of a $700,000,000 in assets Farmer's Cooperative partnered with us. We have daily, and weekly team progress reporting on the projects.

Join **503,651** investors who funded **365** startups with over **$129.5 million**

View Reg D, A+ and Reg CF Breakdown

Sign up with Facebook

Privacy: We won't share your data, or post to your wall, without your permission.

or

Full name

Email

Password

SIGN UP

Mashable npr Forbes Bloomberg Businessweek CNNMoney PBS TIME Los Angeles Times The Boston Globe Inc. TechCrunch THE WALL STREET JOURNAL. FINANCIAL TIMES

wefunder.com/viromentcapital/v8 is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our* Terms & Privacy Policy. *If investing, you accept our* Investor Agreement. *You may also view our* Privacy Notice.

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.